UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 17, 2011.

Press Release

Luxottica to enter Mexican retail market through the acquisition of two sunglass specialty chains totaling more than 70 stores

Milan, Italy, February 17, 2011 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing, distribution and sale of fashion, luxury and sports eyewear, today announced that it has entered into an agreement pursuant to which it will acquire Stanza and High Tech, two sunglass specialty retail chains totaling more than 70 stores in Mexico.

This transaction marks Luxottica’s entry into the sun retail business in Mexico, a country with excellent growth potential and where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand, the largest sunglass specialty retailer in the world.

“These acquisitions are strategically important in two ways,” said Fabio d’Angelantonio, Luxottica Group’s Executive Vice President, Sun & Luxury Retail. “First, they enable us to establish from day one a very meaningful position in sun retail in Mexico, a very dynamic and fast-growing market. Second, they provide us with an opportunity to strengthen the positioning of our brands and Luxottica’s business overall.”

“Growth in emerging countries and, more generally speaking, in the so-called sun belt, is one of the key pillars for Sunglass Hut’s development,” added d’Angelantonio. “This transaction demonstrates our commitment  to making the best use of opportunities that arise across the globe.”

The transaction, which is expected to close by the end of the second quarter of 2011, involves a purchase price of approximately Euro 17 million.

The geographic footprint of the two chains in Mexico is complementary. Stanza retail chain operates approximately 40 sunglass retail locations in select department stores and airports in most key Mexican cities, including Mexico City and Playa del Carmen. High Tech retail chain operates approximately 30 sunglass retail locations in select department stores in Guadalajara, Monterrey and Merida under the High Tech, Euro Vision and Top Vision brands.

It is expected that the combined net sales of the two chains for 2011 could reach Euro 15 million.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Corporate Communications Tel.: +39 (02) 8633 4668 E-mail: LucaBiondolillo@luxottica.com

www.luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium, luxury and sports eyewear with more than 6,350 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Sunglass Hut is the largest sunglass specialty retailer in the world with more than 2,000 retail locations. With a global reputation for premium sunglass brands, Sunglass Hut offers the latest designer brands along with outstanding customer service. Sunglass Hut stores are located throughout the United States, Canada, the Caribbean, Europe, Australia, New Zealand, Hong Kong, Singapore, Middle East and South Africa.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: February 18, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER